SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65
Corporate Registry ID (NIRE) #35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	September 2nd , 2005, at 03:00 p.m., at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, in the city and state of São Paulo.

Attendance:	Board members representing the required quorum, in accordance with signatures below.

Presiding board:	Jorge Luiz de Barros Nóbrega – Chairman André Müller Borges – Secretary

Deliberations:

1. The ratification for the increase in the Company’s capital stock was confirmed, as authorized and approved by the Board of Directors’ Meetings held on November 3, 2004, and December 21, 2004, and ratified by the Extraordinary Shareholders’ Meeting held on February 4, 2005, and by the Board of Directors’ Meeting held on May 10, 2005, to discuss, among other matters, the subscription and payment of preferred shares through the exercise of the call option granted to the executive officers participating in the Company's capital restructuring. In this context, the Company’s capital stock was increased from R$3,387,408,498.71 (three billion, three hundred and eighty-seven million, four hundred and eight thousand, four hundred and ninety-eight reais and seventy-one cents) to R$ 3,388,419,058.96 (three billion, three hundred and eighty-eight million, four hundred and nineteen thousand, fifty-eight reais and ninety-six cents), through issue for private subscription within the limit of authorized capital of 2,887,315 (two million, eight hundred and eighty-seven thousand and three hundred and fifteen) preferred shares, all non-par registered book-entry shares, at the price of R$0.35 (thirty five cents of a real), corresponding to R$1,010,560.25 (one million, ten thousand, five hundred and sixty reais and twenty-five cents). As a result of this ratification, there is an amendment made to the wording of Art. 5 main section of the Company’s Bylaws, which shall henceforth have the following wording:

Art. 5 - The Company’s Capital Stock is R$3,388,419,058.96 (three billion, three hundred and eighty-eight million, four hundred and nineteen thousand, fifty-eight reais and ninety six cents), divided into 1,573,518,496 (one billion, five hundred and seventy-three million, five hundred and eighteen thousand and four hundred and ninety-six) common shares and 2,283,246,345 (two billion, two hundred and eighty-three million, two hundred and forty-six thousand and three hundred and forty-five) preferred shares, all non-par registered book-entry shares. The Capital Stock should be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the Paragraph 1, of the Article 170 of the Law 6404/76.

2. The board members attending unconditionally decided and authorized the Company to take all necessary measures, including in the administrative bodies of its subsidiaries, to carry out the exclusion of guarantees and financial covenants foreseen in the deed of issuance of the US$32,494,427 7.0% Senior Secured Notes expiring in 2009 and US$9,683,910 Senior Secured Floating Rate Notes expiring in 2009; both issued by Net Sul Comunicações LTDA., dated March 22, 2005 ("Indenture").

CLOSING AND SIGNATURE: Closing: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up, which, after being read, were approved and signed by all attending board members, as well as the Secretary and participant invited. Signatures: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: André Müller Borges. Board of Directors: Jorge Luiz de Barros Nóbrega, Sérgio Lourenço Marques, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Juarez de Queiroz Campos Jr., Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antonio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos

This is a free English translation of the original instrument drawn up in the company’s records.

_____________________
André Müller Borges
– Secretary –

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.